UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 001-42494

CUSIP NUMBER: 18912E207

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cloudastructure, Inc.

Full Name of Registrant

Former Name if Applicable

3000 El Camino Real, Bldg 4, Ste 200

Address of Principal Executive Office (Street and Number)

Palo Alto, CA 94306

City, State, Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

See Annex A attached hereto, incorporated herein by reference.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Greg Smitherman	650	644-4160
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Cloudastructure, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2026	By:	/s/ Greg Smitherman
Name: Greg Smitherman Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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Annex A to Form 12b-25

PART III – NARRATIVE

Cloudastructure, Inc., a Delaware corporation (the “Company”), was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter period ended March 31, 2026 (“Q1 2026”), on or prior to its original due date, May 15, 2026, for the reason set forth below.

The Company requires additional time to review and confirm the accounting treatment for its outstanding shares of Series 2 Convertible Preferred Stock. The Company expects and intends that this process will be completed in time for the Company to file the Form 10-Q no later than the fifth calendar day following the prescribed due date. It is possible the finalization of this analysis could result in a change to the method in which the Company is accounting for its outstanding shares of Series 2 Convertible Preferred Stock.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 12b-25, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This specifically includes the Company’s expectation regarding the accounting treatment for its outstanding shares of Series 2 Convertible Preferred Stock.

These forward-looking statements are based on the Company’s current expectations and are subject to risks and uncertainties, which could cause actual results to differ from those stated or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those indicated or anticipated by such forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ from such forward-looking statements include, among others, the completion of the Company’s analysis regarding such accounting treatment, the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of SEC, the occurrence of subsequent events, and other risk factors detailed from time to time in the Company’s reports filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Form 12b-25. The Company expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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